082-05066

ERSTE GROUP



SUPPL



# Half Yearly Financial Report 2009

dlw 9/22

## KEY FINANCIAL AND SHARE DATA

| in EUR million | 1-6 09 | 1-6 08 |
|---|---|---|
| **Income statement** | | |
| Net interest income | 2,505.3 | 2,306.0 |
| Risk provisions for loans and advances | -892.1 | -384.1 |
| Net fee and commission income | 888.2 | 1,002.2 |
| Net trading result | 343.1 | 184.4 |
| General administrative expenses | -1,960.2 | -2,001.6 |
| Other result | -119.2 | -171.1 |
| Pre-tax profit from continuing operations | 765.1 | 935.8 |
| Post-tax profit from discontinuing ops | 0.0 | 10.1 |
| Net profit after minorities | 492.1 | 636.6 |
| | | |
| **Profitability ratios** | | |
| Net interest margin | 2.9% | 2.7% |
| Cost/income ratio | 52.5% | 57.3% |
| Return on equity | 11.2% | 14.7% |
| Earnings per share | 1.35 | 2.03 |
| | | |
| | **Jun 09** | **Dec 08** |
| **Balance sheet** | | |
| Loans and advances to credit institutions | 13,800 | 14,344 |
| Loans and advances to customers | 128,110 | 126,185 |
| Risk provisions for loans and advances | -4,311 | -3,783 |
| Trading and other financial assets | 43,275 | 41,770 |
| Other assets | 23,293 | 22,925 |
| **Total assets** | **204,167** | **201,441** |
| Deposits by banks | 29,776 | 34,672 |
| Customer deposits | 113,489 | 109,305 |
| Debt securities in issue | 30,130 | 30,483 |
| Other liabilities | 11,338 | 9,839 |
| Subordinated liabilities | 6,141 | 6,047 |
| Total equity | 13,293 | 11,095 |
| **Total liabilities and equity** | **204,167** | **201,441** |
| | | |
| **Changes in total qualifying capital** | | |
| Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act | 107,834 | 103,663 |
| Tier 1 ratio | 8.4% | 7.2% |
| Solvency ratio | 11.1% | 10.1% |
| | | |
| | **1-6 09** | **1-6 08** |
| **Stock market data (Vienna Stock Exchange)** | | |
| High (EUR) | 21.37 | 49.20 |
| Low (EUR) | 7.00 | 34.35 |
| Closing price (EUR) | 19.23 | 39.54 |
| Market capitalisation (EUR billion) | 6.11 | 12.53 |
| Trading volume (EUR billion) | 2.68 | 8.11 |

**Ratings at 30 June 2009**

| | |
|---|---|
| **Fitch** | |
| Long term | A |
| Short term | F1 |
| Outlook | Stable |
| **Moody's Investors Service** | |
| Long term | Aa3 |
| Short term | P-1 |
| Outlook | Negative |
| **Standard & Poor's** | |
| Long term | A |
| Short term | A-1 |
| Outlook | Negative |

**Performance of the Erste Group share (indexed)**



140
70
20
1 January 2009
30 June 2009
Erste Group Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

# Highlights

_ Erste Group posted record operating profit of EUR 1,776.4 million in H1 09. This is an improvement of 19.1% on H1 08, which was not yet impacted by the economic downturn. Operating income grew by 7.0% to EUR 3,736.6 million while operating expenses were down by 2.1% to EUR 1,960.2 million compared to H1 08.

_ Net interest income and net trading result were the major operating income drivers in H1 09. Despite limited loan growth – customer loans advanced to EUR 128.1 billion in H1 09 from EUR 126.2 billion at year-end 2008. Thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 2,505.3 million (up 8.6% on H1 08), supported by a robust performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.

_ Risk costs rose to EUR 892.1 million (up 132.3% on H1 09) or 141 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.6% in H1 09, mainly driven by the CEE retail business, the Haftungsverbund savings banks in Austria and portfolio provisions in the Group Corporate and Investment Banking business.

_ Erste Group has not taken advantage of reclassifying assets as a result of the easing of accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements in the ABS/CDO portfolio: the negative P&L effect in Q2 09 equalled EUR 11.3 million (pre-tax) after EUR 54.8 million in Q1 09, while the negative impact on shareholders' equity declined to EUR 43.0 million in Q2 09, compared to EUR 88 million in Q1 09.

_ Net profit amounted to EUR 492.1 million in H1 09, down 22.7% on EUR 636.6 million in H1 08. All countries, except for Ukraine, where Erste Group has only a small presence, operated profitably in H1 09.

_ The reported tier 1 ratio improved to 8.4% at H1 09 (2008: 7.2%) following the issuance of participation capital (EUR 1.224 billion subscribed by the Republic of Austria and EUR 540 million by private investors). Risk-weighted assets grew by 4.0% to EUR 108 billion in H1 09.

_ The loan-to-deposit ratio improved from 115.4% at year-end 2008 to 112.9% at H1 09.

# Letter from the CEO

**Dear shareholders,**

Despite weak economic fundamentals in the first half of 2009 Erste Group reported solid net profit and record operating profit as well as an improved balance sheet structure and a stronger capital position. First half operating profit hit a new high at EUR 1,776 million, up 19% on H1 08, while net profit declined by 23% to EUR 492 million. This divergence was mainly a result of higher risk costs, which rose sharply year-on-year. Solid net interest income on the back of modestly improved margins, an excellent net trading result and a declining cost base – administrative expenses were down by 2.1% – all contributed to Erste Group's first half performance. As a consequence the cost/income ratio continued to improve to 52.5%.

The balance sheet total edged up slightly versus year-end 2008, mainly due to modest loan growth on group level. Customer deposits, a key stronghold of Erste Group, grew markedly in the first half of the year on the back of increased demand for savings products and a recovery in CEE currencies. Overall, the loan-to-deposit ratio improved to 113%. Our capital position was bolstered by the issuance of EUR 1.76 billion of core tier 1 eligible participation capital to the Republic of Austria and private investors in the first half of the year. Accordingly, the tier 1 ratio rose to a new high of 8.4%, a level that should increase further following the planned sale of hybrid capital to the Republic of Austria.

Our core retail business in Central and Eastern Europe, which balances loans with deposits, remained solidly profitable during the first half of 2009. Stable margins and manageable increases in risk costs proved once again that a healthy retail business can absorb a substantial deterioration in asset quality and still remain profitable. This development was underpinned by strong growth in net interest income, a decline in net fee and commission income on the back of lower fees from lending business and a declining cost base. While the situation varied from country to country, Erste Group's strong position in the lowest risk countries of the region acted as a material risk mitigant. Another region-wide positive was the recovery of almost all currencies from their Q1 09 lows.

The Czech Republic continued to be the major profit contributor benefiting from its market leadership position in deposits. In Romania operating profit was only down marginally against H1 08. Net profit declined significantly on the back of higher risk costs, which were mainly related to the unsecured, local currency consumer loan portfolio. The situation in Hungary was influenced by a strongly appreciating Hungarian Forint, albeit from historic lows, and a generally good operating performance.

The overall development of risk costs and non-performing loans continues to be a major topic of interest. While risk costs have already risen significantly, we continue to be confident about our ability to cope with these increases. The fact that we operate in well-diversified markets is also important: the majority of our exposure is actually related to consistently stable Austria, while the bulk of our exposure in Central and Eastern Europe is focused on the most developed economies, such as the Czech Republic and Slovakia. Even higher risk countries such as Romania and Hungary benefit from EU membership, tax regimes that are highly conducive to foreign direct investments and a well educated workforce. In countries outside the European Union, such as Serbia or Ukraine our presence is limited.

The strong underlying performance in the first half of 2009 again underscores the continued validity and sustainability of our retail business model in Austria and Central and Eastern Europe. We are serving actual customers – more than 17 million of them, almost all of whom live in the European Union – who have actual customer needs, which will not go away. Accordingly, we continue to be convinced about the long-term potential of our markets, even though the short-term outlook is likely to remain challenging in the face of slowing macroeconomic growth and substantial declines in consumer demand. This notwithstanding, we firmly believe that low public sector debt ratios and the ability to quickly adapt to a changing economic environment will be key competitive advantages for the region in coping with the existing economic challenges.

Andreas Treichl

# Erste Group Share

## EQUITY MARKET REVIEW

After declines in the first three months, share indices have shown double-digit gains during the second quarter of 2009, in the US as well as in Europe. This development was mainly due to improved economic sentiment indicators, as well as an investment shift from bonds to equities. Historically low share valuations and very low returns were the reason for this trend. The industries which had previously experienced the strongest decline, such as finance, technology and raw materials exhibited the largest growth. The leading American Dow Jones Industrials index ended the second quarter with an increase of 11.0%, at 8,447.00 points. The European EuroStoxx 50 Index grew by 16.0% to 2,401.69.

Due to the low volume and the fact that the market recovery has not yet been accompanied by any improvement in the fundamental economic data, the most recent price upswing does not yet represent a sustainable reversal of the downward trend, which started in 2007. Despite a slight improvement, most economic indicators in the US and Europe still do not anticipate a quick end to the recession. Falling industrial production, the dramatic deterioration in the labour market and the resulting decline in consumer spending are also reflected in the pessimistic forecasts of the US Federal Reserve, the World Bank, the OECD[1] and the Ifo Institute[2].

Following the US discount rate, which has been near 0.0% since mid-December 2008, the European Central Bank (ECB) cut its key rate twice to 1.0%. After the expansion of the economic stimulus packages, increased the state guarantees and interest rate reductions, the central banks are now concentrating on buying mortgage-backed securities and government bonds. In June, the ECB announced the purchase of covered bonds for up to EUR 60 billion.

The DJ Euro Stoxx Bank Index, which represents the most important European bank shares, more than made up the loss from the previous quarter, through its 43.0% rise in the second quarter to 174.08 points - thus showing a performance of 17.9% since the beginning of the year.

The development of the Vienna Stock Exchange in the past quarter followed the positive international developments. The correction of the "Financial Stability Report" published by the International Monetary Fund (IMF) in April, in which the refinancing requirements of the CEE countries were overstated due to a computational error, provided relief for investors and an additional positive impulse. The Austrian Trade Index (ATX) reached its annual high on 12 June and showed growth of 23.7% to 2,098.65 points in the second quarter. The performance since the beginning of the year equalled 19.9%.

## PERFORMANCE OF THE ERSTE GROUP SHARE

After the price fall, the Erste Group share showed significant growth in the past quarter. The market welcomed the successful conclusion of the public offer of participation capital (EUR 540 million was placed with private and institutional investors and an additional EUR 1.2 billion with the Republic of Austria) and the investment of 5.1% by the Spanish Criteria Caixa Corp in Erste Group. The correction of the negative IMF study on the degree of indebtedness in the CEE region also contributed to the significant price rise of the Erste Group share. In the second quarter, the price of the Erste Group share increased by 50.8% to a closing price of EUR 19.23 as of 30 June 2009 and hence more than offset the negative development of the first quarter. Since the beginning of the year, the Erste Group share has posted a gain of 18.7%.

In spite of the tense macroeconomic situation in the CEE countries and the resulting higher risk costs, analysts continue to expect Erste Group to operate profitably. This is not least due to its successful business model, its customer base of more than 17 million clients and the long-term growth potential due to the low market penetration of banking products in the CEE markets.

## INVESTOR RELATIONS

The second quarter of 2009 saw the Erste Group Management and Investor Relations Team once again taking part in numerous individual and group meetings and attending international banking and investor conferences organised by Morgan Stanley UBS, Goldman, HSBC, Deutsche Bank and the Vienna Stock Exchange. At these meetings and conferences, the strategic focus of Erste Group were presented against the background of the current environment.

On 15 June 2009, the internet chat with the Management of Erste Group took place for the ninth consecutive time. This enabled retail investors and other interested parties to communicate directly with the CEO, Andreas Treichl.

As part of the "IR Magazine UK & Continental Europe Awards", which were presented on 23 June in London, Erste Group received the "Country Award" for the best investor relations activities in Austria. With this award, more than 700 international analysts and portfolio managers have confirmed the outstanding quality of the Austrian banking group's IR activities and voted Erste Group into first place ahead of the other nominated companies, Andritz, OMV and Telekom Austria Group.

[1] Organisation for Economic Co-operation and Development

[2] Ifo Institute for Economic Research

# Interim Management Report

## BUSINESS PERFORMANCE

In January 2009, Sparkasse Kufstein joined the Haftungsverbund (cross guarantee system of the Austrian savings banks) and therefore was included in the consolidated financial statements from this point in time. Furthermore, Ringturm KAG and Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., was consolidated for the first time as of 31 March 2009. In addition, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statements since 1 October 2008 and was not included during the entire reporting period for the previous year. As the criteria for IFRS 5 (sale within 12 months) were not fulfilled for the sale of Anglo Romanian Bank, a reclassification took place from the item "Assets held for sale and discontinued operations" to the respective balance sheet positions. As a result, comparisons with the previous year and rates of change are slightly distorted..

## SUMMARY OF BUSINESS PERFORMANCE

During the first half of 2009, the **operating result** reached a new record value of EUR 1,776.4 million (+19.1% compared with EUR 1,491.0 million in the first half of 2008). This development was particularly due to the strong rise in net interest income (+8.6% to EUR 2,505.3 million), which more than compensated for the decline in net commission income (-11.4% to EUR 888.2 million). The excellent trading result (+86.1% to EUR 343.1 million) also contributed to the 7.0% improvement in **operating income** from EUR 3,492.6 million to EUR 3,736.6 million. **Operating expenses** were reduced by 2.1% from EUR 2,001.6 million to EUR 1,960.2 million. The **cost/income ratio** therefore improved significantly to 52.5% (half-year 2008: 57.3%).

**Net profit after minority interests** fell, in particular due to higher risk costs (costs for risk provisions more than doubled in the first half-year to EUR 892.1 million), by 22.7% to EUR 492.1 million.

**Return on equity** (cash, i.e. eliminating linear depreciation for the customer base) fell from 15.2% (stated value 14.7%) in the half-year 2008 to the current 11.6% (stated value: 11.2%).

**Cash earnings per share** were EUR 1.41 during the first half of 2009 (stated value EUR 1.35), compared with EUR 2.10 (stated value EUR 2.03) in the comparative period of the previous year.

Compared with year-end 2008, **total assets** increased by 1.4% to EUR 204.2 billion.

By April 2009, Erste Group placed participation capital in the total nominal amount of EUR 1.76 billion. Of this, EUR 1.224 billion was subscribed to by the Republic of Austria and EUR 540 million by private parties.

In spite of a rise in risk-weighted assets, the credit-risk-related **solvency ratio** improved due to the issuance of participation capital of EUR 1.76 billion, from 10.1% at year-end 2008, to 11.1% as of 30 June 2009. It was therefore still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to the credit risk equalled 8.4% as at 30 June 2009 (after 7.2% at the end of 2008).

## PERFORMANCE IN DETAIL

### Net interest income

Despite slow credit growth across the entire region (+1.5% to EUR 128.1 billion year-to-date), net interest income increased during the first half of 2009, compared with the same period of the previous year, by 8.6%, from EUR 2,306.0 million to EUR 2,505.3 million. Despite an unfavourable interest rate environment in some countries, this was mainly due to stable margins. Strong loan growth in the first three quarters of 2008, which has abated since the start of the financial crisis, also contributed to this trend.

The net interest margin (net interest income in percentage of average interest-bearing assets) improved from 2.73% during the first half of 2008 to 2.92% - both in Central and Eastern Europe (from 4.5% to 4.6%) and in Austria (from 1.7% to 1.9%).

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Net interest income | 2,505.3 | 2,306.0 | 8.6% |
| Risk provisions for loans and advances | -892.1 | -384.1 | >100.0% |
| Net fee and commission income | 888.2 | 1,002.2 | -11.4% |
| Net trading result | 343.1 | 184.4 | 86.1% |
| General administrative expenses | -1,960.2 | -2,001.6 | -2.1% |
| Other result | -119.2 | -171.1 | 30.3% |
| **Pre-tax profit from continuing operations** | **765.1** | **935.8** | **-18.2%** |
| Post-tax profit from discontinuing ops | 0.0 | 10.1 | na |
| **Net profit after minorities** | **492.1** | **636.6** | **-22.7%** |

## Net commission income

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Lending business | 155.3 | 187.4 | -17.1% |
| Payment transfers | 395.0 | 421.4 | -6.3% |
| Card business | 91.5 | 83.1 | 10.1% |
| Securities transactions | 190.6 | 244.4 | -22.0% |
| Investment fund transactions | 78.1 | 113.3 | -31.1% |
| Custodial fees | 21.7 | 27.6 | -21.4% |
| Brokerage | 90.8 | 103.5 | -12.3% |
| Insurance brokerage business | 46.8 | 44.8 | 4.5% |
| Building society brokerage | 19.9 | 18.4 | 8.2% |
| Foreign exchange transactions | 14.1 | 17.7 | -20.3% |
| Investment banking business | 6.5 | 7.8 | -16.7% |
| Other | 60.0 | 60.3 | -0.5% |
| **Total** | **888.2** | **1,002.2** | **-11.4%** |

Net commission income fell by 11.4% from EUR 1,002.2 million to EUR 888.2 million in the first half of 2009. The reduction in fees from securities business (-22.0% to EUR 190.6 million) was the most pronounced. A decline was also recorded in asset management and particularly in fund business. In addition, the slowdown in new business also resulted in a decline in commission income from lending business (-17.1% to EUR 155.3 million).

## Net trading result

The significant increase of 86.1%, from EUR 184.4 million in H1 08 to EUR 343.1 million in the first half of 2009, was primarily related to the securities business (H1 09: EUR 171.3 million after EUR -6.5 million in H1 08). Solid income was achieved across all asset classes.

## General administrative expenses

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Personnel expenses | -1,124.2 | -1,160.6 | -3.1% |
| Other administrative expenses | -656.7 | -652.9 | 0.6% |
| Subtotal | -1,780.9 | -1,813.5 | -1.8% |
| Depreciation and amortisation | -179.3 | -188.1 | -4.7% |
| **Total** | **-1,960.2** | **-2,001.6** | **-2.1%** |

Despite the enlarged scope of consolidation (the addition of Sparkasse Kufstein to the cross guarantee system of the savings banks increased general administrative expenses increased by EUR 9.0 million), general administrative expenses fell by a total of 2.1% (currency-adjusted +1.8%), from EUR 2,001.6 million to EUR 1,960.2 million.

Personnel expenses fell by 3.1% (currency-adjusted +0.3%), from EUR 1,160.6 million to EUR 1,124.2 million. The decline in the number of staff had a positive effect on this line item, offsetting annual salary adjustments.

The headcount was mainly influenced by the consolidation of another savings bank into the *Haftungsverbund* – the cross guarantee system of the Austrian savings banks – (+199 employees), which took place during the first half of 2009, the first-time consolidation of Opportunity Bank (+213 employees into Erste Bank Croatia) and cost-saving measures. The decline at BCR resulted from the outsourcing of non-banking services and was one of the last measures of the efficiency programme started at the time of acquisition. The decrease in Slovakia was due to the transfer of about 200 asset management employees to a central unit and led to a corresponding increase in the "Other subsidiaries" line item.

During the first half of 2009, other administrative expenses only rose slightly by 0.6% (currency-adjusted +5.9%), from EUR 652.9 million to EUR 656.7 million.

In line with previous periods, depreciation of fixed assets also declined in the first half of 2009 (-4.7% from EUR 188.1 million to EUR 179.3 million).

**Headcount at 31 June 2009**

| | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| **Employed by Erste Group** | **51,388** | **52,648** | **-2.4%** |
| Austria incl. Haftungsverbund savings banks | 16,405 | 16,278 | 0.8% |
| Erste Group, EB Oesterreich and subsidiaries | 8,528 | 8,545 | -0.2% |
| Haftungsverbund savings banks | 7,877 | 7,733 | 1.9% |
| Central and Eastern Europe / International | 34,983 | 36,370 | -3.8% |
| Česká spořitelna Group | 10,813 | 10,865 | -0.5% |
| Banca Comercială Română Group | 9,170 | 9,985 | -8.2% |
| Slovenská sporiteľňa Group | 4,466 | 4,953 | -9.8% |
| Erste Bank Hungary Group | 3,161 | 3,255 | -2.9% |
| Erste Bank Croatia Group | 2,306 | 2,061 | 11.9% |
| Erste Bank Serbia | 992 | 1,009 | -1.7% |
| Erste Bank Ukraine | 1,782 | 2,120 | -15.9% |
| Other subsidiaries and foreign branch offices | 2,293 | 2,122 | 8.1% |

**Operating result**

Based on the rise in operating income (+7.0%), from EUR 3,492.6 million to EUR 3,736.6 million, and a slight reduction in administrative expenses (-2.1%,) from EUR 2,001.6 million to EUR 1,960.2 million, the operating result improved by 19.1% from EUR 1,491.0 million in the first half of 2008 to EUR 1,776.4 million in the first half of 2009.

**Risk provisions**

Risk provisions for loans and advances rose by 132.3% from EUR 384.1 million to EUR 892.1 million (impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off). Deteriorating macroeconomic conditions and the ensuing rise in defaults as well as declining customer creditworthiness were the main reasons for creating additional risk provisions. As a percentage of average customer loans, risk provisions amounted to 141 basis points (H1 08: 66 basis points) in the first half of 2009.

The rise in risk costs was mainly due to the countries of Central and Eastern Europe which experienced a deterioration in almost all business segments. This development was mainly driven by unsecured consumer loans as well as corporate loans in the Czech Republic, Slovakia and Hungary. The situation surrounding FX mortgage loans has markedly relaxed following the recovery of CEE currencies towards mid-year. The highest percentage gain of risk costs within Erste Group was unsurprisingly posted in Erste Bank Ukraine, where risk costs in relation to average customer loans rose to EUR 38.4 million (H1 08: EUR 2.3 million). In absolute terms, Romania experienced the strongest growth in risk costs, up from EUR 39.0 in H1 08 to EUR 169.8 million. The comparison is somewhat distorted, though, as H1 08 benefited from the release of the remaining group reserve created at first time consolidation in the amount of EUR 25 million. Risk costs in the Group Corporate & Investment Banking segment rose from EUR 39.2 million to EUR 145.9 million; half of this increase was attributable to portfolio provisions. At the Haftungsverbund savings banks, risk costs rose from EUR 110.7 million in H1 08 to EUR 162.6 million.

**Other operating result**

The other operating result worsened slightly from EUR -84.8 million to EUR -87.5 million during the first half of 2009. This item includes linear depreciation on intangible assets (customer base) of EUR 36.8 million, as well as costs for contributions to the deposit guarantee systems – in a half-yearly comparison, these rose by 25.0% to EUR 27.5 million.

**Results from financial assets**

The total balance from all categories of financial assets developed positively. The total negative result achieved in the first half of 2009 was significantly lower than in H1 08 (EUR 86.3 million) at EUR 31.7 million. While revaluation requirements for structured products in the AfS portfolio increased during the first half of 2009, the lower valuation losses on securities in the fair value portfolio had a positive effect on the result from financial assets.

The market value of Erste Group's (including the savings banks) ABS/CDO portfolio amounted to around EUR 1.6 billion as of 30 June 2009, compared to EUR 2.0 billion at year-end 2008. During the first half of 2009, the P&L revaluation requirement of the fair value portfolio was EUR -50.0 million. For the AfS portfolio, the negative P&L impact amounted to EUR 16.1 million, consisting of a writedown of EUR 5.9 million and realised losses of EUR 10.2 million. During the first half of 2009, this resulted in an overall negative P&L impact after tax and minority interests of EUR 49.6 million (H1 08: EUR 34.8 million). In the available for sale portfolio, the mark-to-market valuation in the first half of 2009 resulted in a decline of EUR 43.0 million (H1 08: EUR 95.3 million), booked against equity.

**Pre-tax profit and net profit after tax and minorities**

The pre-tax profit for the continuing operations fell by 18.2%, from EUR 935.8 million to EUR 765.1 million, particularly due to higher risk costs.

Compared to the same period last year, net profit after minority interests fell by 22.7%, from EUR 636.6 million to EUR 492.1 million in the first half of 2009.

## FINANCIAL RESULTS IN THE SECOND QUARTER OF 2009

In the second quarter of 2009, **net interest income** advanced by 4.3% to EUR 1,279.3 million compared to EUR 1,226.0 million in Q1 09. The CEE subsidiaries and the Group Markets division were the major contributors.

**Net commission income** remained virtually unchanged at EUR 443.6 million compared with the previous quarter (EUR 444.6 million). A rise in fees from payment transactions (by 5.0% to EUR 202.3 million) and lending business (by 7.9% to EUR 80.6 million) were accompanied by a decline in fees from securities business (-4.3% to EUR 93.2 million).

As the rise in securities trading (Q1 09: EUR 33.5 million; Q2 09: EUR 137.8 million) more than offset the decline in derivatives trading (Q1 09: EUR 42.7 million; Q2 09: EUR -5.0 million), the **net trading result** improved in the second quarter of 2009 by 38.6%, from EUR 143.8 million to EUR 199.3 million.

**General administrative expenses** in the second quarter of 2009 were 0.9% higher than in the previous quarter at EUR 984.3 million. This was due to higher personnel expenses, which increased by 1.3%, from EUR 558.6 million in Q1 09 to EUR 565.5 million, particularly at the Haftungsverbund savings banks and the CEE subsidiaries. Depreciation of fixed assets rose by 4%, from EUR 87.9 million in Q1 09 to EUR 91.4 million in Q2 09. In contrast, other administrative expenses showed a slight decline of 0.6%, from EUR 329.4 million in Q1 09 to EUR 327.3 million in Q2 09, mainly driven by lower costs at the Haftungsverbund savings banks.

The **operating result** reached a new high in Q2 09 at EUR 937.9 million – 11.9% ahead of the figure for Q1 09 (EUR 838.5 million).

The **cost/income ratio** improved to 51.2%, in particular due to the rise in operating income.

**Risk provisions for loans and advances** increased from EUR 370.2 million in Q1 09 to EUR 521.9 million in Q2 09. During the second quarter, the negative macroeconomic trend continued to deteriorate leading to higher risk costs, in particular in Central and Eastern Europe.

The **other operating result** deteriorated from EUR -39.9 million in Q1 09 to EUR -47.6 million in Q2 09. This was due to the revaluation of other financial assets, partly offset by proceeds from the sale of office buildings in Hungary and the Czech Republic.

The total balance from all categories of financial assets developed positively. In Q2 09 this line item amounted to EUR 23.3 million, mainly as a result of increasing market values of the underlying securities.

The **pre-tax profit from continuing operations** improved by 4.9% to EUR 391.7 million in Q2 09 (Q1 09: EUR 373.4 million).

Despite challenging market conditions, **net profit after minority interests** increased by 12.0%, from EUR 232.1 million in Q1 09 to EUR 260.0 million in Q2 09.

## DEVELOPMENT OF THE BALANCE SHEET

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Loans and advances to credit institutions | 13,800 | 14,344 | -3.8% |
| Loans and advances to customers | 128,110 | 126,185 | 1.5% |
| Risk provisions for loans and advances | -4,311 | -3,783 | 14.0% |
| Trading and other financial assets | 43,275 | 41,770 | 3.6% |
| Other assets | 23,293 | 22,925 | 1.6% |
| **Total assets** | **204,167** | **201,441** | **1.4%** |

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Deposits by banks | 29,776 | 34,672 | -14.1% |
| Customer deposits | 113,489 | 109,305 | 3.8% |
| Debt securities in issue | 30,130 | 30,483 | -1.2% |
| Other liabilities | 11,338 | 9,839 | 15.2% |
| Subordinated liabilities | 6,141 | 6,047 | 1.6% |
| Total equity | 13,293 | 11,095 | 19.8% |
| Shareholders' equity | 10,098 | 8,079 | 25.0% |
| Minority interests | 3,195 | 3,016 | 5.9% |
| **Total liabilities and equity** | **204,167** | **201,441** | **1.4%** |

**Total assets** of Erste Group increased by 1.4% in the first half of 2009, from EUR 201.4 billion at the end of 2008 to EUR 204.2 billion. Around EUR 1.2 billion of the growth was attributable to the addition of Sparkasse Kufstein to the cross-guarantee system (Haftungsverbund).

**Loans and advances to credit institutions** fell by 3.8% from EUR 14.3 billion to EUR 13.8 billion. **Loans and advances to customers** increased by 1.5% ,from EUR 126.2 billion to EUR 128.1 billion, with the strongest growth recorded in Central and Eastern Europe.

Due to new allocations as a result of the difficult economic environment, the level of **risk provisions** increased from EUR 3.8 billion to EUR 4.3 billion. The ratio of non-performing loans (NPL) to total exposure increased as of 30 June 2009 from 2.9% to 3.6%.

**Securities investments** in the various categories of financial assets increased by 2.6%, from EUR 34.2 billion at the end of 2008 to EUR 35.1 billion. Growth was most significant in the available for sale portfolio and mainly related to bonds for the purpose of securing liquidity, while the fair value portfolio showed a decline.

**Customer deposits** recorded a stronger growth than customer loans at 3.8%, up from EUR 109.3 billion to EUR 113.5 billion. The growth mainly related to the CEE subsidiaries and Erste Bank Oesterreich. Accordingly, the loan-to-deposit ratio improved to 112.9% as of 30 June 2009 (31 December 2008: 115.4%). **Debt securities in issue** declined by 1.2%, from EUR 30.5 billion to EUR 30.1 billion.

As a result of issuing participation capital of EUR 1.8 billion, total **own funds** of Erste Group increased by 19.8%, from EUR 11.1 billion to EUR 13.3 billion. **Risk-weighted assets (RWA)** increased from EUR 103.7 billion to EUR 107.8 billion as of 30 June 2009.

**Total capital** of Erste Group according to the Austrian Banking Act amounted to EUR 13.2 billion as of 30 June 2009 (31 December 2008: EUR 11.8 billion). The rise was largely due to the issuance of participation capital in the amount of EUR 1.76 billion. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 9.9 billion), was 134% (year-end 2008: 123%). After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 9.0 billion (year-end 2008: EUR 7,4 billion). The **tier 1 ratio** based on the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) equalled 8.4%. Including the capital requirements for market and operational risk (prior to deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act), the tier 1 ratio amounted to 7.6%. Further adjusted for hybrid capital, the tier 1 ratio as of 30 June 2009 stood at 6.6%.

The **solvency ratio** in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) equalled 11.1% (year-end 2008: 10.1%) as of 30 June 2009, significantly above the legal minimum requirement of 8.0%.

# Consolidated Financial Statements

## I. Statement of comprehensive income – 1 January to 30 June 2009

### INCOME STATEMENT

| in EUR million | (Notes) | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|---|
| Interest and similar income | | 5,255.4 | 5,832.1 | -9.9% |
| Interest and similar expenses | | -2,760.3 | -3,536.9 | -22.0% |
| Income from associates accounted for at equity | | 10.2 | 10.8 | -5.6% |
| **Net interest income** | (1) | **2,505.3** | **2,306.0** | **8.6%** |
| Risk provisions for loans and advances | (2) | -892.1 | -384.1 | >100.0% |
| Fee and commission income | | 1,092.2 | 1,189.2 | -8.2% |
| Fee and commission expenses | | -204.0 | -187.0 | 9.1% |
| **Net fee and commission income** | (3) | **888.2** | **1,002.2** | **-11.4%** |
| Net trading result | (4) | 343.1 | 184.4 | 86.1% |
| General administrative expenses | (5) | -1,960.2 | -2,001.6 | -2.1% |
| Other operating result | (6) | -87.5 | -84.8 | -3.2% |
| Result from financial assets - FV | | -12.1 | -79.9 | 84.9% |
| Result from financial assets - AfS | | -18.7 | -6.5 | na |
| Result from financial assets - HtM | | -0.9 | 0.1 | na |
| **Pre-tax profit from continuing operations** | | **765.1** | **935.8** | **-18.2%** |
| Taxes on income | | -191.3 | -187.2 | 2.2% |
| **Net profit before minorities from continuing operations** | | **573.8** | **748.6** | **-23.4%** |
| Post-tax profit from discontinuing ops | (7) | 0.0 | 10.1 | na |
| **Net profit before minorities** | | **573.8** | **758.7** | **-24.4%** |
| Minority interests | | -81.7 | -122.1 | -33.1% |
| **Net profit after minorities** | | **492.1** | **636.6** | **-22.7%** |

### INCOME AND EXPENSES RECOGNISED DIRECTLY IN EQUITY

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Net profit before minorities | **573.8** | **758.7** | **-24.4%** |
| Available for sale - reserve (including currency translation) | 101.6 | -540.6 | na |
| Cash flow hedge - reserve (including currency translation) | 35.7 | -10.9 | na |
| Actuarial gains and losses | 0.0 | 0.0 | na |
| Deferred taxes on items recognised directly in equity | -32.5 | 150.3 | na |
| Currency translation | -89.1 | 353.5 | na |
| **Total gains and losses recognised directly in equity** | **15.7** | **-47.7** | **na** |
| **Total comprehensive income** | **589.5** | **711.0** | **-17.1%** |
| Shareholder's equity | 452.6 | 704.8 | -35.8% |
| Minority interests | 136.9 | 6.2 | >100.0% |

### EARNINGS PER SHARE

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding.

Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

| in EUR | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Earnings per share | 1.35 | 2.03 | -33.5% |
| Diluted earnings per share | 1.35 | 2.03 | -33.5% |
| | | | |
| Cash earnings per share | 1.41 | 2.10 | -32.9% |
| Diluted cash earnings per share | 1.41 | 2.10 | -32.9% |

# II. Balance sheet at 30 June 2009

| in EUR million | (Notes) | Jun 09 | Dec 08 | Change |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and balances with central banks | | 6,897 | 7,556 | -8.7% |
| Loans and advances to credit institutions | (8) | 13,800 | 14,344 | -3.8% |
| Loans and advances to customers | (9) | 128,110 | 126,185 | 1.5% |
| Risk provisions for loans and advances | (10) | -4,311 | -3,783 | 14.0% |
| Trading assets | (11) | 8,147 | 7,534 | 8.1% |
| Financial assets - at fair value through profit or loss | (12) | 3,574 | 4,058 | -11.9% |
| Financial assets - available for sale | (13) | 17,586 | 16,033 | 9.7% |
| Financial assets - held to maturity | | 13,968 | 14,145 | -1.3% |
| Equity holdings in associates accounted for at equity | | 261 | 260 | 0.4% |
| Intangible assets | | 4,738 | 4,805 | -1.4% |
| Property and equipment | | 2,363 | 2,386 | -1.0% |
| Tax assets | | 838 | 859 | -2.4% |
| Assets held for sale | | 60 | 526 | -88.6% |
| Other assets | | 8,136 | 6,533 | 24.5% |
| **Total assets** | | **204,167** | **201,441** | **1.4%** |
| **LIABILITIES AND EQUITY** | | | | |
| Deposits by banks | (14) | 29,776 | 34,672 | -14.1% |
| Customer deposits | (15) | 113,489 | 109,305 | 3.8% |
| Debt securities in issue | | 30,130 | 30,483 | -1.2% |
| Trading liabilities | | 2,690 | 2,519 | 6.8% |
| Other provisions | (16) | 1,681 | 1,620 | 3.8% |
| Tax liabilities | | 302 | 389 | -22.4% |
| Liabilities associated with assets held for sale | | 0 | 343 | na |
| Other liabilities | | 6,665 | 4,968 | 34.2% |
| Subordinated liabilities | | 6,141 | 6,047 | 1.6% |
| Total equity | | 13,293 | 11,095 | 19.8% |
| Shareholders' equity | | 10,098 | 8,079 | 25.0% |
| Minority interests | | 3,195 | 3,016 | 5.9% |
| **Total liabilities and equity** | | **204,167** | **201,441** | **1.4%** |

## III. Statement of changes in equity

| in EUR million | Subscribed capital | Additional paid-in capital | Retained earnings | Total share-holders' equity | Minority interests | Total capital |
|---|---|---|---|---|---|---|
| **Equity at 1 January 2008** | **632** | **4,557** | **3,263** | **8,452** | **2,951** | **11,403** |
| Changes in own shares | | | -39 | -39 | | -39 |
| Dividends | | | -235 | -235 | -66 | -301 |
| Capital increases | 1 | 27 | | 28 | | 28 |
| Net profit before minorities | | | 637 | 637 | 122 | 759 |
| Income and expenses recognised directly in equity | | | 68 | 68 | -116 | -48 |
| Currency translation | | | 345 | 345 | 9 | 354 |
| Change in interest in subsidiaries | | | | | 244 | 244 |
| **Equity at 30 June 2008** | **633** | **4,584** | **3,694** | **8,911** | **3,135** | **12,046** |
| | | | | | | |
| Cash flow hedge reserve at 30 June 2008 | | | | -38 | -18 | -56 |
| Available for sale reserve at 30 June 2008 | | | | -699 | -438 | -1,137 |
| Actuarial gains/losses from long-term employee provisions at 30 June 2008 | | | | -256 | -116 | -372 |
| Deferred tax reserve at 30 June 2008 | | | | 270 | 143 | 413 |
| | | | | | | |
| **Equity at 1 January 2009** | **634** | **4,583** | **2,862** | **8,079** | **3,016** | **11,095** |
| Changes in own shares | | | -2 | -2 | | -2 |
| Dividends | | | -203 | -203 | -92 | -295 |
| Capital increases | 2 | 9 | | 11 | | 11 |
| Participation capital | 1,760 | | | 1,760 | | 1,760 |
| Net profit before minorities | | | 492 | 492 | 82 | 574 |
| Income and expenses recognised directly in equity | | | -39 | -39 | 55 | 16 |
| Currency translation | | | -62 | -62 | -27 | -89 |
| Change in interest in subsidiaries | | | | | 134 | 134 |
| **Equity at 30 June 2009** | **2,396** | **4,592** | **3,110** | **10,098** | **3,195** | **13,293** |
| | | | | | | |
| Cash flow hedge reserve at 30 June 2009 | | | | 99 | 27 | 126 |
| Available for sale reserve at 30 June 2009 | | | | -1,074 | -304 | -1,378 |
| Actuarial gains/losses from long-term employee provisions at 30 June 2009 | | | | -254 | -112 | -366 |
| Deferred tax reserve at 30 June 2009 | | | | 375 | 98 | 473 |

## IV. Cash-flow statement

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| **Cash and cash equivalents at end of the previous year** | **7,556** | **7,615** | **-0.8%** |
| Cash flow from operating activities | -2,281 | -1,033 | >100.0% |
| Cash flow from investing activities | 91 | -24 | na |
| Cash flow from financing activities | 1,658 | 222 | >100.0% |
| Effect of currency translation | -127 | 74 | na |
| **Cash and cash equivalents at the end of period** | **6,897** | **6,854** | **0.6%** |

# V. Notes to the financial statements of Erste Group for the period from 1 January to 30 June 2009

The consolidated financial statements of Erste Group were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC) – as applicable in the European Union. The interim report for the period from 1 January to 30 June 2009 is consistent with IAS 34 (Interim Reports).

The reporting period brought no changes in accounting policies.

## SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

With effect from 20 January 2009, Sparkasse Kufstein joined the cross-guarantee system of the Austrian Savings Banks. Sparkasse Kufstein was included in the consolidated accounts of the Erste Group on this date.

During the course of selling the insurance activities, the asset management business of VIG (Ringturm KAG) was acquired by Erste Group, in the sense of a further intensification of the cooperation with the Vienna Insurance Group (VIG). Ringturm KAG was included in the group financial statements of Erste Group for the first time as of 31 March 2009.

After the acquisition of Opportunity Bank a.d., Podgorica (Montenegro) by Erste & Steiermärkische banka d.d., Rijeka (group) was concluded in March, this was included in the group financial statements of Erste Group for the first time as of 31 March 2009.

In April 2009, Erste Group Bank AG issued participation capital for subscription. Within the context of this offer, Erste Group Bank AG placed EUR 540 million of participation capital with private and institutional investors. In March, the Republic of Austria subscribed to EUR 1.0 billion of participation capital and in May, another EUR 224 million of participation certificates. In total, the participation capital issued during the course of the measures package amounts to a volume of EUR 1.76 billion.

Within the context of the Employee Share Ownership Plan (ESOP), the employees of Erste Group subscribed to 912,323 shares between 4 and 15 May 2009 (2008: 644,104 shares). The exercise price, set at 20% below the average quoted price in April 2009, was EUR 12.00 per share. The resulting issue proceeds of EUR 10,947,876.00 plus EUR 328,618.50 (from the difference between the exercise price of EUR 12.00 and the quoted price of EUR 17.25 on the value date 28.05.09 for 62,594 shares subscribed by employees of Erste Group Bank AG, charged to personnel expenses) amounted to a total of EUR 11,276,494.50. This amount was assigned to the share capital (which received EUR 1,824,646.00 of the total) and to additional paid-in capital (which received EUR 9,451,848.50). The shares under both plans are subject to a holding period of one year.

912,323 new shares were issued in a capital increase from contingent capital. This raised the number of Erste Group Bank shares from 317,012,763 to 317,925,086 shares and expanded the share capital from EUR 634,025,526 to EUR 635,850,172.

Personnel expenses for the first half of 2009 include ESOP and profit participation of EUR 4.1 million (half-year 2008 EUR 11.5 million).

## A. INFORMATION ON THE INCOME STATEMENT OF ERSTE GROUP

### 1) Net interest income

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Interest income | | | |
| Lending and money market transactions with credit institutions | 823.5 | 1,045.9 | -21.3% |
| Lending and money market transactions with customers | 3,637.0 | 3,834.4 | -5.1% |
| Bonds and other interest-bearing securities | 586.6 | 720.3 | -18.6% |
| Other interest and similar income | 13.8 | 13.4 | 3.0% |
| Current income | | | |
| Equity-related securities | 55.0 | 66.9 | -17.8% |
| Investments | 10.9 | 12.2 | -10.7% |
| Investment properties | 43.7 | 41.4 | 5.6% |
| **Interest and similar income** | **5,170.5** | **5,734.5** | **-9.8%** |
| Interest income from financial assets - at fair value through profit or loss | 84.9 | 97.6 | -13.0% |
| **Total interest and similar income** | **5,255.4** | **5,832.1** | **-9.9%** |
| | | | |
| Interest expenses | | | |
| Deposits by banks | -645.5 | -1,259.9 | -48.8% |
| Customer deposits | -1,384.4 | -1,472.2 | -6.0% |
| Debt securities in issue | -527.4 | -605.7 | -12.9% |
| Subordinated liabilities | -199.2 | -191.7 | 3.9% |
| Other | -1.3 | -7.4 | -82.4% |
| **Interest and similar expenses** | **-2,757.8** | **-3,536.9** | **-22.0%** |
| Interest expenses from financial assets - at fair value through profit or loss | -2.5 | 0.0 | na |
| **Total interest and similar expenses** | **-2,760.3** | **-3,536.9** | **-22.0%** |
| Income from associates accounted for at equity | 10.2 | 10.8 | -5.6% |
| **Total** | **2,505.3** | **2,306.0** | **8.6%** |

### 2) Risk provisions for loans and advances

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Net allocation to risk provisions for loans and advances | -889.3 | -393.0 | >100.0% |
| Direct write-offs of loans and advances and amounts received against written-off loans and advances | -2.8 | 8.9 | na |
| **Total** | **-892.1** | **-384.1** | **>100.0%** |

### 3) Net fee and commission income

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Lending business | 155.3 | 187.4 | -17.1% |
| Payment transfers | 395.0 | 421.4 | -6.3% |
| Card business | 91.5 | 83.1 | 10.1% |
| Securities transactions | 190.6 | 244.4 | -22.0% |
| Investment fund transactions | 78.1 | 113.3 | -31.1% |
| Custodial fees | 21.7 | 27.6 | -21.4% |
| Brokerage | 90.8 | 103.5 | -12.3% |
| Insurance brokerage business | 46.8 | 44.8 | 4.5% |
| Building society brokerage | 19.9 | 18.4 | 8.2% |
| Foreign exchange transactions | 14.1 | 17.7 | -20.3% |
| Investment banking business | 6.5 | 7.8 | -16.7% |
| Other | 60.0 | 60.3 | -0.5% |
| **Total** | **888.2** | **1,002.2** | **-11.4%** |

### 4) Net trading result

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Securities and derivatives trading | 209.0 | 70.9 | >100.0% |
| Foreign exchange transactions | 134.1 | 113.5 | 18.1% |
| **Total** | **343.1** | **184.4** | **86.1%** |

### 5) General administrative expenses

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Personnel expenses | -1,124.2 | -1,160.6 | -3.1% |
| Other administrative expenses | -656.7 | -652.9 | 0.6% |
| Depreciation and amortisation | -179.3 | -188.1 | -4.7% |
| **Total** | **-1,960.2** | **-2,001.6** | **-2.1%** |

### 6) Other operating result

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Other operating income | 99.3 | 109.4 | -9.2% |
| Other operating expenses | -186.8 | -194.2 | -3.8% |
| **Total** | **-87.5** | **-84.8** | **-3.2%** |
| | | | |
| Result from real estate/property and movable property | -2.7 | -3.2 | 15.6% |
| Allocation/release of other provisions/risks | 3.6 | 3.0 | 20.0% |
| Expenses for deposit insurance contributions | -27.5 | -22.0 | 25.0% |
| Amortisation of intangible assets (customer relationships) | -36.8 | -38.3 | -3.9% |
| Other taxes | -12.0 | -12.0 | 0.0% |
| Result from other operating expenses/income | -12.1 | -12.3 | 1.6% |
| **Total** | **-87.5** | **-84.8** | **-3.2%** |

### 7) Profit from discontinuing operations net of tax

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| Profit on disposal | 0.0 | 0.0 | na |
| Post-tax profit from discontinuing ops | 0.0 | 12.6 | na |
| Income tax on discontinued operations | 0.0 | -2.5 | na |
| **Total** | **0.0** | **10.1** | **na** |

## B. INFORMATION ON THE BALANCE SHEET OF ERSTE GROUP

### 8) Loans and advances to credit institutions

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Loans and advances to domestic credit institutions | 4,397 | 1,471 | na |
| Loans and advances to foreign credit institutions | 9,403 | 12,873 | -27.0% |
| **Total** | **13,800** | **14,344** | **-3.8%** |

### 9) Loans and advances to customers

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Loans and advances to domestic customers | | | |
| Public sector | 2,914 | 2,947 | -1.1% |
| Commercial customers | 35,634 | 35,821 | -0.5% |
| Private customers | 22,950 | 22,805 | 0.6% |
| Unlisted securities | 250 | 0 | na |
| Other | 93 | 136 | -31.6% |
| **Total loans and advances to domestic customers** | **61,841** | **61,709** | **0.2%** |
| | | | |
| Loans and advances to foreign customers | | | |
| Public sector | 2,287 | 2,026 | 12.9% |
| Commercial customers | 34,911 | 34,179 | 2.1% |
| Private customers | 27,832 | 26,948 | 3.3% |
| Unlisted securities | 1,031 | 1,172 | -12.0% |
| Other | 208 | 151 | 37.7% |
| **Total loans and advances to foreign customers** | **66,269** | **64,476** | **2.8%** |
| **Total** | **128,110** | **126,185** | **1.5%** |

### 10) Risk provisions for loans and advances

| in EUR million | 1-6 09 | 1-6 08 | Change |
|---|---|---|---|
| **Risk provisions for loans and advances** | | | |
| **At start of reporting period** | **3,783** | **3,296** | **14.8%** |
| Acquisition of subsidiaries | 42 | 45 | -6.7% |
| Use | -389 | -219 | 77.6% |
| Net allocation to risk provisions for loans and advances | 889 | 393 | na |
| Currency translation | -14 | 59 | na |
| **At end of reporting period** | **4,311** | **3,574** | **20.6%** |
| Provision for off-balance-sheet and other risks | 302 | 186 | 62.4% |
| **Total** | **4,613** | **3,760** | **22.7%** |

### 11) Trading assets

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Bonds and other interest-bearing securities | 4,810 | 4,475 | 7.5% |
| Equity-related securities | 435 | 527 | -17.5% |
| Positive fair value of derivative financial instruments | 2,902 | 2,532 | 14.6% |
| **Total** | **8,147** | **7,534** | **8.1%** |

### 12) Financial assets – at fair value through profit or loss

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Bonds and other interest-bearing securities | 2,959 | 3,322 | -10.9% |
| Equity-related securities | 615 | 736 | -16.4% |
| **Total** | **3,574** | **4,058** | **-11.9%** |

### 13) Financial assets – available for sale

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Bonds and other interest-bearing securities | 14,273 | 12,845 | 11.1% |
| Equity-related securities | 2,841 | 2,719 | 4.5% |
| Equity holdings | 472 | 469 | 0.6% |
| **Total** | **17,586** | **16,033** | **9.7%** |

### 14) Deposits by banks

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Deposits by domestic credit institutions | 11,018 | 16,103 | -31.6% |
| Deposits by foreign credit institutions | 18,758 | 18,569 | 1.0% |
| **Total** | **29,776** | **34,672** | **-14.1%** |

### 15) Customer deposits

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Savings deposits | 51,762 | 49,532 | 4.5% |
| Sundry | 61,727 | 59,773 | 3.3% |
| **Total** | **113,489** | **109,305** | **3.8%** |

### 16) Provisions

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Long-term employee provisions | 1,257 | 1,249 | 0.6% |
| Sundry provisions | 424 | 371 | 14.3% |
| **Total** | **1,681** | **1,620** | **3.8%** |

## C. ADDITIONAL INFORMATION

### 17) Contingent liabilities and other obligations

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| **Contingent liabilities** | **20,226** | **15,691** | **28.9%** |
| Guarantees and warranties | 19,786 | 15,212 | 30.1% |
| Other | 440 | 479 | -8.1% |
| | | | |
| **Other obligations** | **20,815** | **22,436** | **-7.2%** |
| Undrawn credit and loan commitments, promissory notes | 20,576 | 22,149 | -7.1% |
| Other | 239 | 287 | -16.7% |

## 18) Related party transactions

As of 30 June 2009, Erste Goup Bank AG had outstanding liabilities of EUR 57.4 million and loans of EUR 283.8 million vis-à-vis DIE ERSTE österreichische Spar-Casse Privatstiftung. Furthermore, conventional market derivative transactions existed between

Erste Group and DIE ERSTE österreichische Spar-Casse Privatstiftung as of 30 June 2009, which were interest rate swaps with cap/floor agreements of EUR 247.4 million each.

## Legal proceedings

### Haftungsverbund/Savings Banks

In 2002, Erste Group Bank AG formed the Haftungsverbund on the basis of a set of agreements with the majority of the Austrian savings banks. The purpose of the Haftungsverbund was to establish a joint early-warning system as well as a cross-guarantee for certain liabilities of member savings banks and to strengthen the Group's cooperation in the market.

In competition proceedings before the Austrian Cartel Court, both a competitor of Erste Group Bank AG and the Austrian Federal Competition Authority requested the court to set aside the Haftungsverbund agreements because of an alleged infringement of Article 81 of the EC Treaty.

In March 2007, the Supreme Court issued a decision confirming that the agreements that constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty. However, the Supreme Court held certain provisions to be anti-competitive on their merits. In its findings, the Supreme Court did not cite any explicit consequences that needed to be implemented by Erste Group Bank AG and the other parties. In April 2008, Erste Group Bank AG and the Cartel Court reached an understanding on the necessary adjustments to be made. This understanding (commitments within the meaning of section 27 Austrian Cartel Act) was challenged by Erste Group Bank's competitor before the Supreme Court. In October 2008, the Supreme Court set aside the decision of the Cartel Court due to a procedural error and remanded the case to the Cartel Court for reconsideration. Neither the commitments (if they are upheld) nor the preceding decision of the Supreme Court affect the permissibility of the consolidation of the Qualifying Capital of the savings banks as part of Erste Group Bank's balance sheet.

Since 2007, Erste Group Bank AG has entered into agreements with all Austrian savings banks (with the exception of Allgemeine Sparkasse Oberösterreich) that grant Erste Group Bank AG, on a contractual basis, a decisive influence on the savings banks and that lead to the establishment of an economic unit (merger) within the meaning of the EC Merger Regulation and the Austrian Cartel Act (Kartellgesetz). These agreements were formally approved by the competition authorities in October 2007, January 2008, May 2008, and January 2009.

With regard to Allgemeine Sparkasse Oberösterreich, there are ongoing negotiations about a continuation and strengthening of the existing relationship between Allgemeine Sparkasse Oberösterreich and Erste Group Bank AG.

**19) Headcount at 30 June 2009**

(weighted by degree of employment)

| | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| **Employed by Erste Group** | **51,388** | **52,648** | **-2.4%** |
| Austria incl. Haftungsverbund savings banks | 16,405 | 16,278 | 0.8% |
| Erste Group, EB Oesterreich and subsidiaries | 8,528 | 8,545 | -0.2% |
| Haftungsverbund savings banks | 7,877 | 7,733 | 1.9% |
| Central and Eastern Europe / International | 34,983 | 36,370 | -3.8% |
| Česká spořitelna Group | 10,813 | 10,865 | -0.5% |
| Banca Comercială Română Group | 9,170 | 9,985 | -8.2% |
| Slovenská sporiteľňa Group | 4,466 | 4,953 | -9.8% |
| Erste Bank Hungary Group | 3,161 | 3,255 | -2.9% |
| Erste Bank Croatia Group | 2,306 | 2,061 | 11.9% |
| Erste Bank Serbia | 992 | 1,009 | -1.7% |
| Erste Bank Ukraine | 1,782 | 2,120 | -15.9% |
| Other subsidiaries and foreign branch offices | 2,293 | 2,122 | 8.1% |

## D. SEGMENT REPORTING

### Retail & SME

#### Erste Bank Oesterreich

The Erste Bank Oesterreich segment includes Erste Bank Oesterreich (particularly retail and SME business) and allocated subsidiaries - which primarily include the savings banks in which Erste Bank Oesterreich holds majority stakes (Savings Banks in Salzburg, Tyrol, Hainburg) as well as s Bausparkasse.

The operating result increased from EUR 132.1 million in H1 08 by EUR 15.7 million to EUR 147.8 million. This was achieved through an improvement in net interest income and a significant decline in general administrative expenses. The strong inflow of customer deposits, in particular, generated a EUR 28.4 million or 9.8% increase in net interest income, from EUR 291.2 million in the previous year to EUR 319.6 million. There was a strong rise in savings deposits, which rose from EUR 22.6 billion to EUR 26.5 billion (+17%) in comparison to H1 08. During the same period, loan volumes increased by 10.2%, from EUR 23.6 billion to EUR 26.0 billion. The decline in securities business, due to the continuing weakness of the financial markets, together with a weaker result from insurance commissions, weighed heavily on net commission income. At EUR 140.4 million, this was EUR 17.7 million or 11.1% below previous year's level of EUR 158.1 million.

The net trading result deteriorated by EUR 8.1 million (equivalent to -60.2%), from EUR 13.4 million to EUR 5.3 million. Operating expenses declined by EUR 12.9 million, from EUR 330.5 million in the first half of 2008 million to EUR 317.6 million. The cost/income ratio therefore improved to 68.2% (following 71.4% in the previous year). The increase in risk provisions by EUR 18.8 million or 37.6%, from EUR 50.1 million in the previous year to EUR 68.9 million, was driven primarily by the corporate business. Due to positive revaluations of securities outside of the trading portfolio, other income improved by EUR 21.3 million, from EUR -17.5 million to EUR 3.8 million. Net profit after minorities improved by EUR 2.2 million, from EUR 57.3 million to EUR 59.5 million in the first half of 2009, in spite of the difficult market situation. Return on equity fell from 12.0% in the previous year to 10.6%.

#### Haftungsverbund/Savings Banks

As of Q1 09, Sparkasse Kufstein was added to the Haftungsverbund (cross guarantee system of the Austrian Savings Banks). As a result of its acquisition by Erste Bank Oesterreich, Weinviertler Sparkasse was allocated to the Erste Bank Oesterreich segment as of 1 May. However, this has only a marginal effect on the comparability of the results.

Net interest income fell by 1.2% or EUR 5.4 million to EUR 455.6 million. The deterioration in the economic environment led to a EUR 51.9 million rise in risk provisions, from EUR 110.7 million in the previous year to EUR 162.6 million. More than half of the growth was due to higher portfolio provisions following rating downgrades. The EUR 21.7 million improvement in the trading result, from EUR 10.1 million in the first half of 2008 to EUR 31.8 million, mainly resulted from income from interest rate derivatives, particularly in Q1 09. Operating expenses rose from EUR 464.7 million to EUR 469.2 million. Without the changes to the scope of consolidation, the costs were held at the previous year's level. The decline in other result, from EUR -22.2 million in the previous year to EUR -30.3 million, was due to losses on the sale of securities outside of the trading portfolio. Net profit after minorities fell by EUR 15.9 million, from EUR 4.7 million in H1 08 to EUR -11.2 million in H1 09. The cost/income ratio stood at 69.3%.

| in EUR million | Retail & SME 1-6 09 | Retail & SME 1-6 08 | GCIB 1-6 09 | GCIB 1-6 08 | Group Markets 1-6 09 | Group Markets 1-6 08 | Corporate Center 1-6 09 | Corporate Center 1-6 08 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | 2,145.9 | 2,034.8 | 268.1 | 216.8 | 123.1 | 110.1 | -31.8 | -55.7 |
| Risk provisions | -694.3 | -315.8 | -145.9 | -39.2 | 0.0 | 0.0 | -51.9 | -29.0 |
| Net fee and commission income | 741.6 | 848.0 | 77.8 | 77.4 | 60.3 | 74.5 | 8.5 | 2.2 |
| Net trading result | 83.9 | 80.3 | 2.3 | 1.0 | 259.6 | 115.3 | -2.7 | -12.2 |
| General administrative expenses | -1,676.0 | -1,736.1 | -85.5 | -85.8 | -101.0 | -96.1 | -97.7 | -83.7 |
| Other result | -57.6 | -91.7 | -13.3 | -3.3 | -2.2 | -3.3 | -46.1 | -72.7 |
| **Pre-tax profit** | **543.5** | **819.5** | **103.4** | **166.9** | **339.8** | **200.5** | **-221.6** | **-251.1** |
| Taxes on income | -121.7 | -177.3 | -23.0 | -36.7 | -65.5 | -42.7 | 19.0 | 69.6 |
| Post-tax profit from discontinuing ops | 0.0 | 10.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Minority interests | -78.6 | -118.8 | 0.6 | -5.8 | -15.8 | -8.2 | 12.1 | 10.7 |
| **Net profit after minorities** | **343.2** | **533.5** | **81.0** | **124.3** | **258.5** | **149.6** | **-190.5** | **-170.8** |
| Average risk-weighted assets | 73,990.7 | 71,039.1 | 25,441.2 | 22,620.2 | 3,250.6 | 1,781.1 | 3,810.1 | 3,026.8 |
| Average attributed equity | 3,978.7 | 3,205.0 | 1,998.0 | 1,392.9 | 332.2 | 171.2 | 2,509.8 | 3,870.9 |
| **Cost/income ratio** | **56.4%** | **58.6%** | **24.6%** | **29.1%** | **22.8%** | **32.0%** | **-376.5%** | **-127.4%** |
| **ROE based on net profit** | **17.3%** | **33.3%** | **8.1%** | **17.9%** | **155.6%** | **174.8%** | **-15.2%** | **-8.8%** |

| in EUR million | Savings Banks 1-6 09 | Savings Banks 1-6 08 | EB Oesterreich 1-6 09 | EB Oesterreich 1-6 08 | Austria 1-6 09 | Austria 1-6 08 |
|---|---|---|---|---|---|---|
| Net interest income | 455.6 | 461.0 | 319.6 | 291.2 | 775.2 | 752.2 |
| Risk provisions | -162.6 | -110.7 | -68.9 | -50.1 | -231.5 | -160.7 |
| Net fee and commission income | 189.5 | 196.5 | 140.4 | 158.1 | 329.9 | 354.5 |
| Net trading result | 31.8 | 10.1 | 5.3 | 13.4 | 37.2 | 23.5 |
| General administrative expenses | -469.2 | -464.7 | -317.6 | -330.5 | -786.8 | -795.3 |
| Other result | -30.3 | -22.2 | 3.8 | -17.5 | -26.5 | -39.7 |
| **Pre-tax profit** | **14.7** | **69.9** | **82.7** | **64.6** | **97.4** | **134.5** |
| Taxes on income | -6.9 | -35.5 | -19.7 | -12.2 | -26.6 | -47.7 |
| Post-tax profit from discontinuing ops | 0.0 | 0.0 | 0.0 | 4.3 | 0.0 | 4.3 |
| Minority interests | -19.1 | -29.7 | -3.5 | 0.6 | -22.6 | -29.2 |
| **Net profit after minorities** | **-11.2** | **4.7** | **59.5** | **57.3** | **48.3** | **62.0** |
| | | | | | | |
| Average risk-weighted assets | 24,762.3 | 24,200.9 | 13,824.7 | 13,935.5 | 38,587.0 | 38,136.4 |
| Average attributed equity | 289.9 | 223.4 | 1,119.5 | 953.4 | 1,409.3 | 1,176.7 |
| **Cost/income ratio** | **69.3%** | **69.6%** | **68.2%** | **71.4%** | **68.9%** | **70.4%** |
| **ROE based on net profit** | **-7.7%** | **4.2%** | **10.6%** | **12.0%** | **6.9%** | **10.5%** |

| | Czech Republic | | Romania | | Slovakia | | Hungary | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 |
| Net interest income | 520.7 | 511.7 | 383.9 | 356.7 | 175.1 | 160.6 | 159.8 | 135.0 |
| Risk provisions | -111.6 | -48.9 | -169.8 | -39.0 | -55.0 | -22.4 | -60.1 | -29.0 |
| Net fee and commission income | 203.2 | 206.4 | 77.7 | 128.5 | 50.7 | 51.2 | 38.8 | 65.2 |
| Net trading result | 21.2 | 13.2 | 5.1 | 15.6 | 1.5 | 9.9 | 12.4 | 8.1 |
| General administrative expenses | -349.7 | -372.4 | -200.7 | -225.1 | -133.4 | -123.5 | -105.3 | -115.0 |
| Other result | -58.4 | -51.4 | 38.1 | 0.5 | -16.5 | -6.7 | 9.5 | 1.2 |
| **Pre-tax profit** | **225.5** | **258.6** | **134.3** | **237.3** | **22.4** | **69.0** | **55.3** | **65.5** |
| Taxes on income | -45.8 | -53.4 | -22.9 | -38.9 | -4.3 | -11.1 | -13.9 | -17.5 |
| Post-tax profit from discontinuing ops | 0.0 | 7.5 | 0.0 | -1.7 | 0.0 | 0.0 | 0.0 | 0.0 |
| Minority interests | -4.1 | -6.7 | -37.4 | -63.1 | -0.3 | 0.0 | 0.0 | 0.0 |
| **Net profit after minorities** | **175.6** | **206.1** | **74.0** | **133.6** | **17.9** | **57.9** | **41.3** | **47.9** |
| Average risk-weighted assets | 10,906.0 | 11,048.4 | 9,768.9 | 8,666.0 | 5,190.8 | 3,858.5 | 4,568.7 | 4,562.8 |
| Average attributed equity | 910.7 | 782.8 | 554.8 | 418.5 | 435.0 | 277.0 | 377.8 | 314.8 |
| **Cost/income ratio** | **46.9%** | **50.9%** | **43.0%** | **44.9%** | **58.7%** | **55.7%** | **49.9%** | **55.2%** |
| **ROE based on net profit** | **38.6%** | **52.6%** | **26.7%** | **63.9%** | **8.2%** | **41.8%** | **21.9%** | **30.4%** |

| | Croatia | | Serbia | | Ukraine | | Total group | |
|---|---|---|---|---|---|---|---|---|
| in EUR million | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 | 1-6 09 | 1-6 08 |
| Net interest income | 100.9 | 91.9 | 15.8 | 14.6 | 14.3 | 12.3 | 2,505.3 | 2,306.0 |
| Risk provisions | -24.0 | -10.5 | -4.0 | -2.9 | -38.4 | -2.3 | -892.1 | -384.1 |
| Net fee and commission income | 36.5 | 37.3 | 4.8 | 3.4 | 0.1 | 1.6 | 888.2 | 1,002.2 |
| Net trading result | 1.4 | 4.8 | 1.5 | 1 | 3.7 | 4.1 | 343.1 | 184.4 |
| General administrative expenses | -65.5 | -63.0 | -15.6 | -16.3 | -19.1 | -25.5 | -1,960.2 | -2,001.7 |
| Other result | -2.9 | -0.1 | -0.5 | 4.4 | -0.4 | 0.1 | -119.2 | -171.0 |
| **Pre-tax profit** | **46.5** | **60.2** | **1.9** | **4.3** | **-39.8** | **-9.8** | **765.1** | **935.9** |
| Taxes on income | -9.6 | -12.1 | -0.2 | 0.4 | 1.6 | 3.0 | -191.3 | -187.2 |
| Post-tax profit from discontinuing ops | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10.1 |
| Minority interests | -13.9 | -18.7 | -0.4 | -1.2 | 0.0 | 0.0 | -81.7 | -122.1 |
| **Net profit after minorities** | **23.0** | **29.4** | **1.3** | **3.5** | **-38.2** | **-6.8** | **492.1** | **636.6** |
| Average risk-weighted assets | 3,668.3 | 3,504.7 | 759.5 | 789.0 | 541.5 | 473.2 | 106,492.6 | 98,467.1 |
| Average attributed equity | 194.3 | 154.5 | 50.2 | 43.9 | 46.6 | 36.8 | 8,818.6 | 8,640.3 |
| **Cost/income ratio** | **47.2%** | **47.1%** | **70.9%** | **85.0%** | **105.5%** | **142.5%** | **52.5%** | **57.3%** |
| **ROE based on net profit** | **23.6%** | **38.0%** | **5.3%** | **16.1%** | **-164.1%** | **-36.9%** | **11.2%** | **14.7%** |

## Central and Eastern Europe

The Central and Eastern Europe segment primarily includes the results from the retail and SME business of Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary, Banca Comercială Română, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine. The contributions to the Group Markets - or Group Corporate - and Investment Banking business divisions are shown in the relevant segments.

Czech Republic

Net interest income from the Czech retail and SME business rose by EUR 9.0 million or 1.8% (currency-adjusted 8.8%), from EUR 511.7 million in H1 08 to EUR 520.7 million. The continuing inflow of savings deposits, as well as selective growth in the lending business, contributed to this development. Net interest income was negatively influenced by declining market interest rates, which fell from 3.75% in H1 08 to 1.5%. Net commission income declined by 1.5%, from EUR 206.4 million in H1 08 to EUR 203.2 million. However, on a currency-adjusted basis, the result improved by 5.3%, particularly due to improvements in the lending and payment transactions business. At EUR 349.7 million, operating expenses were EUR 22.7 million or 6.1% below the

level for the previous year, due to the currency trend. On a currency-adjusted basis, operating expenses remained at the previous year's level thanks to cost reduction measures. The higher trading result (EUR 21.2 million following EUR 13.2 million in the previous year) resulted from improvements in the foreign exchange business. Overall, the operating result grew to EUR 395.5 million and was EUR 36.6 million or 10.2% ahead of H1 08 (EUR 358.9 million) – on a currency-adjusted basis, there was a 17.8% growth in the operating result. The significant EUR 62.7 million increase in risk provisions from the previous year, from EUR 48.9 million to EUR 111.6 million, reflected the increased provisioning needs – particularly in the SME business – as a result of the continuing financial crisis. The 13.6% deterioration in other result, from EUR -51.4 million in the previous year to EUR -58.4 million (currency-adjusted -21.5%), was due to valuation requirements in the securities portfolio and other financial investments. Net profit after minority interests showed a decline of EUR 35.0 million or 14.8% (currency-adjusted -8.9%) to EUR 175.6 million, compared to EUR 206.1 million in H1 08. The cost/income ratio was at 46.9% (50.9 % in the 1st half of 2008), while the return on equity was at 38.6% (previous year: 52.6%).

### Romania

Strong new business in the first three quarters of 2008 materially contributed to the increase in net interest income of the Romanian retail & SME business, which rose from EUR 356.7 million to EUR 383.9 million in H1 09 (+7.6 %, currency-adjusted +23.2%). The declining trading result (decline by EUR 10.5 million, from EUR 15.6 million to EUR 5.1 million) mainly reflected the negative valuation impacts as a result of the RON devaluation. Net commission income fell by EUR 50.8 million (-39.5%, currency-adjusted: -30.8%), from EUR 128.5 million to EUR 77.7 million. On the one hand, this significant decline was due to lower fees from payment transactions. On the other hand, new business in the lending division fell significantly from Q4 08, which had a correspondingly negative effect on fees from lending business. At EUR 200.7 million, operating expenses were significantly below the value of the previous year (EUR 225.1 million or -10.8%). On a currency-adjusted basis, this corresponded to an increase by 2.1%. Causes for this small rise were, on the one hand, the expansion of the branch network (+64 new branches year-on-year) and higher IT costs. The reduction in personnel costs partially offset this development.

The significant improvement in other result by EUR 37.6 million, from EUR 0.5 million in H1 08 to EUR 38.1 million, was due to the release of provisions no longer needed and negative valuation requirements in the fair value portfolio in 2008. The solid operating result of EUR 266.0 million (on a currency-adjusted basis, up 10.4%) occurred against the backdrop of a significant, EUR 130.8 million rise in risk provisions – particularly in the retail segment – from EUR 39.0 million in H1 08 to EUR 169.8 million. However, when comparing these figures, it should be considered that H1 08 risk costs benefitted from a EUR 25.2 million release of a group risk reserve. The increased provisions were due to the general market trend over the past months (financial crisis, higher unemployment, devaluation of RON against EUR). Net profit after minorities was at EUR 74.0 million, EUR 59.6 million (44.6%, currency adjusted 36.6 %) below the value of the previous year (EUR 133.6 million). The cost/income ratio improved from 44.9% in the previous year to 43.0%, return on capital stood at 26.7%.

### Slovakia

At EUR 175.5 million, net interest income in the Slovakian retail and SME business was EUR 14.5 million or 9.1% above the level of the previous year (currency-adjusted +2.2%). Growth in retail loans and deposits as well as several interest rate cuts – as a result of the euro introduction – and financial market trends influenced net interest income during the first half of the year. After EUR 51.2 million in H1 08, net commission income stood at EUR 50.7 million (-1.0 % or -7.2% currency-adjusted). This decline was due to the anticipated lower fees from foreign exchange business and asset management, but also a result of the ban (until 30 August 2009) on fees for cash transactions in the wake of the euro introduction.

The reason for the reduction in the trading result by EUR 8.4 million compared with H1 08 (from EUR 9.9 million to EUR 1.5 million) was the discontinuation of foreign exchange business due to the euro introduction. The increase in risk provisions reflected the deteriorated market situation as compared with H1 08. At EUR 55.0 million, these more than doubled compared with H1 08 (EUR 22.4 million). Operating expenses increased, driven particularly by IT costs, by EUR 9.9 million, from EUR 123.5 million to EUR 133.4 million (+8%, currency-adjusted +1.1%). The decline in other result was mainly due to valuation requirements in the AfS portfolio and was EUR 9.8 million below the comparable value for the previous year, at EUR -16.5 million. Net profit after minority interests amounted to EUR 17.9 million (-69% compared with H1 08), while return on equity reached 8.2%. The cost/income ratio reached 58.6%, following 55.7% in H1 08.

### Hungary

In the Hungarian retail and SME business, net interest income increased from EUR 135.0 million in H1 08 to EUR 159.8 million (+18.4% or currency-adjusted: +35.3 %) – primarily due to improvements in margins. The decline in net commission income by EUR 26.4 million, from EUR 65.2 million in H1 08 to EUR 38.8 million (-40.5%, currency-adjusted: -32.1%), was due to a fall in result contributions from securities. Together with the rise in the trading result, from EUR 8.1 million in the previous year to EUR 12.4 million (53.1%, currency-adjusted: 74.9%), the operating result of EUR 93.3 million rose by 13.4% (currency-adjusted: 29.5%) to EUR 105.8 million. Operating expenses amounted to EUR 105.3 million, EUR 9.7 million (-8.5%, currency-adjusted: +4.5%) below the prior year level. The currency-adjusted increase was also due to higher marketing costs. Personnel ex-

penses remained at last year's level. The cost/income ratio improved significantly from 55.2% in H1 08 to 49.9%. The general economic situation in Hungary and the associated currency trend also resulted in rising risk provisions (from EUR 29.0 million in H1 08 to EUR 60.1 million). The rise in other result primarily resulted from the sale of real estate and was EUR 8.3 million above the level of H1 08 (EUR 1.2 million), at EUR 9.5 million. Net profit after minority interests deteriorated by 13.7%, from EUR 47.9 million to EUR 41.3 million. However, on a currency-adjusted basis, the result was virtually unchanged, compared with H1 08. The return on equity was at 21.9 %.

### Croatia

The operating result in the Croatian retail and SME business increased from EUR 70.9 million in H1 08 to EUR 73.3 million (+3.4%, currency-adjusted: +5.0%). In addition to the continuing, satisfactory business trend, the first time inclusion of the Montenegrinian Opportunity Bank also contributed to this development in Q2 09. Its contribution to the operating result was EUR 1.8 million. Opportunity Bank has total assets of EUR 164 million, operates 14 branches and employs 213 staff. Net commission income of Erste Bank Croatia was just below the previous year's value (EUR 37.3 million -2.1%, currency-adjusted: -0.5%), at EUR 36.5 million. This was mainly explained by the declining securities business. The decline in the trading result from EUR 4.8 million in H1 08 to EUR 1.4 million resulted from the inclusion of the contribution of Erste Card Club. Due to higher office and IT costs, operating expenses rose slightly, from EUR 63.0 million in H1 08 to EUR 65.5 million (+4.0%, currency-adjusted: +5.6%). The cost/income ratio remained unchanged at 47.2%. Net profit after minority interests declined from EUR 29.4 million in H1 08 to EUR 23.0 million (-21.8%, currency-adjusted: -20.6%). Return on equity declined from 38.0% in H1 08 to 23.6%.

### Serbia

In H1 09, Erste Bank Serbia increased its net interest income from EUR 14.6 to EUR 15.8 million (+8.0%, currency-adjusted: 24.4%). Risk costs were above previous year's value of EUR 2.9 million, at EUR 4.0 million, and reflected the economic trend. Net commission income increased by 38.8% (currency-adjusted: +59.8%), from EUR 3.4 million to EUR 4.8 million due to stable payment transaction commissions and significant improvements in fees from lending business The improvement in the trading result, from EUR 1.1 million to EUR 1.5 million (+27.7% or currency-adjusted: +47.0%), was due to higher contributions from foreign exchange business. Operating expenses were EUR 0.7 million or 4.3% below previous year's level, at EUR 15.6 million. However, currency-adjusted figures showed a rise of 10.1%, which was primarily due to personnel expenses (higher salaries for better qualified employees). The cost/income ratio fell from 85.0% to 70.9%. The operating result improved from EUR 2.9 million in H1 08 by more than 100% to EUR 6.4 million. Nevertheless, net profit after minority interests remained EUR 2.2 million below the level recorded in H1 08, at 1.3 million. The reason for this was a positive effect from the sale of a participation in H1 08. The return on equity was at 5.3%.

### Ukraine

Erste Bank Ukraine increased its operating income compared to H1 08 by EUR 0.2 million, from EUR 17.9 million to EUR 18.1 million (+0.9%, or currency-adjusted: +43.4%). Net interest income improved from EUR 12.3 million in H1 08 to EUR 14.3 million (+17%, currency-adjusted: +66.1%). The decline in net commission income, from EUR 1.6 million to EUR 0.1 million in H1 09, was due to a technical reporting shift. The trading result deteriorated marginally from EUR 4.1 million in H1 08 to EUR 3.7 million. Operating expenses fell by 25.3%, from EUR 25.5 million in H1 08 to EUR 19.1 million. However, on a currency-adjusted basis, they increased by 6.2%. Among other reasons, this was due to the downsizing the bank in the first half of 2009, which included measures such as the discontinuation of branch expansion and the staff reduction affecting approx. 300 employees. The operating result improved by EUR 6.6 million, from EUR -7.6 million to EUR -1.0 million. The drastic, EUR 36.1 million increase in risk provisions to EUR 38.4 million in H1 09 was mainly due to the deterioration of the loan portfolio, as a result of market developments in the Ukraine. Overall, net profit after minority interests was down EUR 31.4 million on H1 08 (EUR -6.8 million) to EUR -38.2 million.

## Group Corporate & Investment Banking (GCIB)

The Group Corporate & Investment Banking segment includes the Large Corporate business, with those companies that are active in the markets of Erste Group and generate sales of more than EUR 175 million. This segment also includes the international business (without treasury activities), the commercial real estate business of the Erste Group, the leasing subsidiary, Immorent.

The EUR 51.3 million or 23.6% increase in net interest income, from EUR 216.8 million in H1 08 to EUR 268.1 million, was mainly achieved through improvements in the Group Large Corporates unit and the leasing subsidiary, Immorent. Net commission income was maintained at the level of the previous year at EUR 77.8 million (H1 08: EUR 77.4 million), in spite of difficult market conditions. This also applied to general administrative expenses, which remained stable in comparison with the previous year, at EUR 85.5 million in H1 09. This caused the operating result to rise significantly, from EUR 209.4 million to EUR 262.7 million (+25.4% compared with H1 08). The significant increase in risk provisions from EUR 39.2 million to EUR 145.9 million reflected the negative market trend; nearly half of the growth was due to portfolio provisions, which were booked in order to be prepared for a possible further deterioration in the portfolio. As a result of this, net profit after minority interests deteriorated by 34.9%, from EUR 124.3 million to EUR 81.0 million. The cost/income ratio improved from 29.1% in the previous year to 24.6%, return on equity was at 8.1%.

## Group Markets

The Group Markets segment combines the Group Treasury and Debt Capital Markets business divisions and, in addition to the treasury of Erste Group Bank AG, also includes the business divisions of the CEE units, the treasury sections of the foreign branches in Hong Kong and New York as well as Erste Sparinvest KAG.

The operating result in the Group Markets segment increased by 67.7% compared with previous year's value, from EUR 203.9 million to EUR 342.0 million. The main factor behind this was the very positive trading result development in virtually all business sectors and, in particular the customer business, which increased by EUR 144.3 million, from EUR 115.3 million in H1 08 to EUR 259.6 million. The EUR 13.0 million or 11.8% increase in net interest income, from EUR 110.1 million in the previous year to EUR 123.1 million, was due to significant improvements in the Money Market division. The EUR 14.2 million or 19.1% fall in net commission income, from EUR 74.5 million in H1 08 to EUR 60.3 million in H1 09, resulted from market-related declines, particularly in the funds business. At EUR 101.0 million, operating expenses were at previous year's level (EUR 96.1 million). The cost/income ratio improved significantly, from 32.0% to 22.8%. Net profit after minority interests rose by EUR 108.9 million, from EUR 149.6 million in H1 08 to EUR 258.5 million, an increase of 72.7%. Return on equity reached 155.6% (compared with 174.8% in the previous year).

## Corporate Center

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation on the customer base for BCR and Erste Card Club as well as one-off effects which cannot be assigned to a specific business segment without distorting comparability. In addition, the balance sheet structure management of Erste Group Bank AG (holding) is also attributed to this segment. The results of the local balance sheet structure management units continue to be allocated to the respective individual segments.

The improvement in net interest income on the back of the unwinding effect and higher investment income (particularly from taking up state capital) was partially offset by lower contributions from balance sheet structure management as a result of general market and interest rate developments. Overall, the unwinding effect mentioned above did not affect the result, as the positive effect in surplus interest simultaneously results in higher risk provisions for the same amount. The development in net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. The general administrative expenses were particularly impacted by group projects and costs in relation to the restructuring of the Erste Group. The other result included the necessary linear amortisation of BCR's customer base, as well as the customer base amortisation of Erste Card Club and Ringturm KAG, totalling EUR 36.8 million, as well as valuation requirements from the fair value portfolio. The increase in the group tax rate from 22.5% to 25% in H1 09 also weighed on the Corporate Center segment.

## E. CHANGES IN TOTAL QUALIFYING CAPITAL

| in EUR million | Jun 09 | Dec 08 | Change |
|---|---|---|---|
| Subscribed capital (less own shares) | 636 | 634 | 0.3% |
| Participation capital in acc.with section 23/4 ABA | 1,764 | 0 | na |
| Reserves and minority interests | 7,449 | 7,520 | -0.9% |
| Intangible assets | -493 | -513 | -3.9% |
| **Core capital (Tier 1) before deductions** | **9,356** | **7,641** | **22.4%** |
| Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act | -318 | -193 | 64.8% |
| **Core capital (Tier 1) after deductions** | **9,038** | **7,448** | **21.3%** |
| Eligible subordinated liabilities | 4,172 | 4,195 | -0.5% |
| Revaluation reserve | 140 | 140 | 0.0% |
| Excess risk provisions | 0 | 0 | na |
| **Qualifying supplementary capital (Tier 2)** | **4,312** | **4,335** | **-0.5%** |
| **Short-term subordinated capital (Tier 3)** | **380** | **402** | **-5.5%** |
| Deductions from qualifying supplementary capital (Tier 2) - 50% pursuant to section 23 (13/3 - 4d), excluding deduction according to section 23 (13/4a) Austrian Banking Act | -318 | -193 | 64.8% |
| Deductions from qualifying supplementary capital (Tier 2) pursuant to section 23 (13/4a) Austrian Banking Act | -182 | -234 | -22.2% |
| **Total eligible qualifying capital** | **13,230** | **11,758** | **12.5%** |
| Capital requirement | 9,910 | 9,598 | 3.2% |
| Surplus capital | 3,320 | 2,160 | 53.7% |
| Cover ratio | 133.5% | 122.5% | |
| **Tier 1 ratio** | **8.4%** | **7.2%** | |
| **Solvency ratio** | **11.1%** | **10.1%** | |

| | | | |
|---|---|---|---|
| **Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act** | **107,834** | **103,663** | **4.0%** |
| 8% minimum capital requirement | 8,627 | 8,293 | 4.0% |
| Standard approach | 2,953 | 3,027 | -2.4% |
| Internal ratings based approach | 5,674 | 5,266 | 7.7% |
| Capital requirement for bond, FX and commodity exposure | 380 | 402 | -5.5% |
| Capital requirement for operational risk | 903 | 903 | 0.0% |
| **Total required own funds** | **9,910** | **9,598** | **3.2%** |

# Quarterly Financial Data

## INCOME STATEMENT OF ERSTE GROUP

| in EUR million | Q2 08 | Q3 08 | Q4 08 | Q1 09 | Q2 09 |
|---|---|---|---|---|---|
| Net interest income | 1,154.9 | 1,267.3 | 1,339.8 | 1,226.0 | 1,279.3 |
| Risk provisions for loans and advances | -221.0 | -218.2 | -469.1 | -370.2 | -521.9 |
| Net fee and commission income | 510.3 | 486.8 | 482.1 | 444.6 | 443.6 |
| Net trading result | 102.1 | 0.5 | -70.2 | 143.8 | 199.3 |
| General administrative expenses | -1,036.8 | -1,052.1 | -948.2 | -975.9 | -984.3 |
| Other operating result | -61.9 | -56.2 | -637.8 | -39.9 | -47.6 |
| Result from financial assets - FV | -7.0 | -35.0 | -180.7 | -44.1 | 32.0 |
| Result from financial assets - AfS | 6.3 | -5.1 | -202.2 | -10.8 | -7.9 |
| Result from financial assets - HtM | 0.1 | -2.0 | -59.3 | -0.1 | -0.8 |
| Pre-tax profit from continuing operations | 447.0 | 386.0 | -745.6 | 373.4 | 391.7 |
| Post-tax profit from discontinuing ops | 5.3 | 600.1 | 29.5 | 0.0 | 0.0 |
| **Net profit after minorities** | **321.0** | **826.4** | **-603.4** | **232.1** | **260.0** |

## BALANCE SHEET OF ERSTE GROUP

| in EUR million | Q2 08 | Q3 08 | Q4 08 | Q1 09 | Q2 09 |
|---|---|---|---|---|---|
| Loans and advances to credit institutions | 19,253 | 19,088 | 14,344 | 12,088 | 13,800 |
| Loans and advances to customers | 121,684 | 125,673 | 126,185 | 126,337 | 128,110 |
| Risk provisions for loans and advances | -3,574 | -3,699 | -3,783 | -4,008 | -4,311 |
| Trading and other financial assets | 43,968 | 43,769 | 41,770 | 42,775 | 43,275 |
| Other assets | 32,827 | 24,589 | 22,925 | 21,879 | 23,293 |
| **Total assets** | **214,158** | **209,420** | **201,441** | **199,071** | **204,167** |
| | | | | | |
| Deposits by banks | 35,915 | 37,420 | 34,672 | 30,747 | 29,776 |
| Customer deposits | 108,842 | 110,964 | 109,305 | 108,707 | 113,489 |
| Debt securities in issue | 30,770 | 29,802 | 30,483 | 30,951 | 30,130 |
| Other liabilities | 20,540 | 12,406 | 9,839 | 10,536 | 11,338 |
| Subordinated liabilities | 6,045 | 5,969 | 6,047 | 6,070 | 6,141 |
| Total equity | 12,046 | 12,859 | 11,095 | 12,060 | 13,293 |
| Shareholders' equity | 8,911 | 9,728 | 8,079 | 8,895 | 10,098 |
| Minority interests | 3,135 | 3,131 | 3,016 | 3,165 | 3,195 |
| **Total liabilities and equity** | **214,158** | **209,420** | **201,441** | **199,071** | **204,167** |

**Statement of all Legal Representatives**

We confirm to the best of our knowledge that the interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of important events that have occurred during the first six months of the financial year and their impact on the interim financial statements, of the principal risks and uncertainties for the remaining six months of the financial year and of the major related party transactions to be disclosed.

Vienna, 30 July 2009

**The Management Board**

Andreas Treichl
Chairman

Franz Hochstrasser
Vice Chairman

Herbert Juranek
Member

Johannes Leobacher
Member

Bernhard Spalt
Member

Manfred Wimmer
Member

## SHAREHOLDER EVENTS

| | |
|---|---|
| 30 October 2009 | Results for the first three quarters of 2009 |
| 26 February 2010 | Full-year preliminary results 2009 |

## GROUP INVESTOR RELATIONS

**GROUP INVESTOR RELATIONS**
**ERSTE GROUP BANK AG**, Milchgasse 1, A-1010 Vienna
Phone:+43 – (0)5 0100 - 17693
Fax:+43 – (0)5 0100 - 913112

Email: investor.relations@erstegroup.com
Internet: www.erstegroup.com/investorrelations

**Gabriele Werzer**
Phone: +43 (0) 50 100 - 11286
Email: gabriele.werzer@erstegroup.com

**Thomas Sommerauer**
Phone: +43 (0) 50 100 - 17326
Email: thomas.sommerauer@erstegroup.com

**Peter Makray**
Phone: +43 (0) 50 100 - 16878
Email: peter.makray@erstegroup.com

## TICKER SYMBOLS

| | |
|---|---|
| Reuters: | ERST.VI |
| Bloomberg: | EBS AV |
| Datastream: | 0:ERS |
| ISIN: | AT0000652011 |